February 7, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 7010 100 F Street, NE

Washington, DC 20549

Attn:	Jenn Do
Division of Corporation Finance Office of Manufacturing and Construction

Re:	CocoLuv Inc. (the “Company”)
Registration Statement on Form S-1 Filed December 12, 2018
File No. 333-227066

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 p.m. (Eastern Standard Time) on February 11, 2019 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

CocoLuv Inc.

/s/ Reymund Guillermo

Reymund Guillermo

President/Chief Executive Officer